UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-10852

International Shipholding Corporation
(Exact name of registrant as specified in its charter)

601 Poydras Street, Suite 1850
New Orleans, LA 70130
(504) 249-6088
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share
9.50% Series A Cumulative Redeemable Perpetual Preferred Stock
 9.00% Series B Cumulative Redeemable Perpetual Preferred Stock
(Title of each class of security covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock:          1*
9.50% Series A Cumulative Redeemable Perpetual Preferred Stock:          0*
9.00% Series B Cumulative Redeemable Perpetual Preferred Stock:          0*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, International Shipholding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 3, 2017	By:	/s/ Manuel G. Estrada
Manuel G. Estrada Vice President and Chief Financial Officer

* On March 2, 2017, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the First Amended Modified Joint Chapter 11 Plan of Reorganization for International Shipholding Corporation and its Affiliated Debtors (the “Plan of Reorganization”).  On July 3, 2017, the effective date of the Plan of Reorganization occurred and all of the Company’s outstanding common stock and preferred stock was cancelled in accordance with the terms of the Plan of Reorganization and the Company became a wholly owned subsidiary of SEACOR Holdings Inc.